Financial Statements
McQueen Labs Inc.



For the period ended from June 21, 2023 (incorporation) to March 31, 2024

 

<u>Report of Independent Registered Public Accounting Firm</u>

To the Shareholders and the Board of Directors of McQueen Labs Inc. ("McQueen")

Opinion on the Financial Statements

We have audited the accompanying balance sheets of McQueen Labs Inc. ("McQueen") ("the Company") as of March 31, 2024, the related statements of income, changes in stockholders' equity, and cash flows for the period ended March 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, based on our audit, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024, and the results of its operations and its cash flows for the period ended March 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Company's Ability to Continue as a Going Concern

The Company suffered losses from operations in FY 2024 (ended at March 31, 2024), and has a net capital deficiency in the period ended March 31, 2024, that raises substantial doubt about its ability to continue as a going concern. As discussed in Note 2 to the financial statements, the accompanying financial statements have been prepared on a going-concern basis. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

New York Office:
1270, Ave of Americas, Rockfeller Center, FL7, **New York – 10020, USA**

Corporate Office:
"Pipara Corporate House" Near Bandhan Bank Ltd., Netaji Marg, Law Garden, **Ahmedabad - 380006**

Mumbai Office:
#3, 13th floor, Tradelink, 'E' Wing, A - Block, Kamala Mills, Senapati Bapat Marg, Lower Parel, **Mumbai - 400013**

Delhi Office:
1602, Ambadeep Building, KG Marg, Connaught Place **New Delhi- 110001**

Contact:
T: +1 (646) 387 - 2034
F: 91 79 40 370376
E: usa@pipara.com
naman@pipara.com




We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

For, Pipara & Co LLP (6841)

Pipara & Co LLP

We have served as the Company's auditor since 2024

Place: Ahmedabad, India

Date: August 16, 2024

New York Office:
1270, Ave of Americas, Rockfeller Center, FL7, **New York** – 10020, **USA**

Corporate Office:
"Pipara Corporate House" Near Bandhan Bank Ltd., Netaji Marg, Law Garden, **Ahmedabad** - 380006

Mumbai Office:
#3, 13th floor, Tradelink, 'E' Wing, A - Block, Kamala Mills, Senapati Bapat Marg, Lower Parel, **Mumbai** - 400013

Delhi Office:
1602, Ambadeep Building, KG Marg, Connaught Place **New Delhi**- 110001

Contact:
T: +1 (646) 387 - 2034
F: 91 79 40 370376
E: usa@pipara.com
naman@pipara.com

MCQUEEN LAB INC.
STATEMENT OF FINANCIAL POSITION
AS AT
(In US Dollars, except per share data)

	March 31, 2024
	$
Assets	
Current assets:	
Cash and cash equivalents	**193,852**
Prepaid expenses	**53,000**
Total current assets	**246,852**
Intangible assets under development	**85,000**
Current and total assets	**331,852**
Liabilities and stockholders' deficiency	
Current liabilities:	
Accounts payable and accrued liabilities	**176,743**
Other payables	**314,150**
Total current liabilities	**490,893**
Current and total liabilities	**490,893**
Stockholders' deficit	
Common stock, $0.00001 par value; 100,000,000 shares authorized; 67,092,591 shares issued and outstanding as of March 31, 2024	**671**
Additional paid-in capital	**415,292**
Preferred stock (undesignated), $0.00001 par value; 999,997 share authorized; no share issued and outstanding as of March 31, 2024	**-**
Series A Preferred stock, $0.00001 par value; 1 share authorized, issued and outstanding as of March 31, 2024	**-**
Series B Preferred stock, $0.00001 par value; 1 share authorized, issued and outstanding as of March 31, 2024	**-**
Series C Preferred stock, $0.00001 par value; 1 share authorized, issued and outstanding as of March 31, 2024	**-**
Common shares subscribed but unissued	**90,000**
Deficit	**(665,004)**
Total stockholders' deficit	**(159,041)**
Total liabilities and stockholders' deficiency	**331,852**

See accompanying notes to the financial statements.

MCQUEEN LAB INC.
STATEMENT OF LOSS AND COMPREHENSIVE LOSS
FOR THE PERIOD FROM JUNE 21, 2023 (INCORPORATION) TO MARCH 31, 2024
(In US Dollars, except per share data)

	From June 21, 2023 (incorporation) to March 31, 2024 $
Operating Expenses:	
Share based compensation	272,457
Consulting fees	80,326
Professional and legal	285,479
General and administration	26,742
Net loss and comprehensive loss for the period	(665,004)
Weighted average common stocks outstanding, basic and diluted	31,667,253
Basis and diluted loss per common share	(0.02)

See accompanying notes to the financial statements.

MCQUEEN LAB INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
FOR THE PERIOD FROM JUNE 21, 2023 (INCORPORATION) TO MARCH 31, 2024
(In US Dollars, except per share data)

	Common stocks		Additional paid-in capital	Common shares subscribed but unissued	Accumulated deficit	Total stockholders' deficit
	Shares	Amount				
		$	$	$	$	$
Balance, June 21, 2023	-	-	-	-	-	-
Issuance of common stocks at $0.00001	66,500,000	665	-	-	-	665
Issuance of common stocks at $0.27	592,591	6	142,835	-	-	142,841
Shares to be issued	-	-	-	90,000	-	90,000
Share based compensation	-	-	272,457	-	-	272,457
Net loss for the period	-	-	-	-	(665,004)	(665,004)
Balance, March 31, 2024	**67,092,591**	**671**	**415,292**	**90,000**	**(665,004)**	**(159,041)**

See accompanying notes to the financial statements.

MCQUEEN LAB INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM JUNE 21, 2023 (INCORPORATION) TO MARCH 31, 2024
(In US Dollars, except per share data)

	From June 21, 2023 (incorporation) to March 31, 2024
Operating Activities	
Loss for the period	(665,004)
Adjustments for:	
Share based compensation	272,457
Change in non-cash working capital items:	
Prepaid expenses	(53,000)
Accounts payable and accrued liabilities	176,743
Cash flows used in operating activities	**(268,804)**
Investing Activities	
Purchase of intangible assets under development	(85,000)
Cash flows from financing activities	**(85,000)**
Financing Activities	
Proceeds from issuance of common stocks, net	143,506
Proceeds from shares to be issued	90,000
Loans from related parties	314,150
Cash flows from financing activities	**547,656**
Net change in cash and cash equivalents for the period	**193,852**
Cash and cash equivalents, beginning of period	**-**
Cash and cash equivalents, end of period	**193,852**

See accompanying notes to the financial statements.

McQueen Lab Inc.
Notes to the Financial Statements
For the Period from June 21, 2023 (Incorporation) to March 31, 2024
(expressed in United States dollars)

1. **Business overview**

   McQueen Lab Inc. (the "Company") is a Delaware corporation formed on June 21, 2023. The Company is a financial technology and marketing company that operates the MCQ Markets Platform investment platform and manages McQueen Labs Series, LLC, a Delaware series limited liabilities company that identifies, acquires, markets, and manages collectible automobiles and other assets.

2. **Summary of Significant Accounting Policies**

a) Basis of Presentation

   The accompanying financial statements have been prepared in accordance with generally accepted accounting policies in the United States ("GAAP").

   The Company has prepared the financial statements on the basis that it will continue to operate as a going concern.

b) Use of Estimates

   The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. We base our estimates on historical experience, and other assumptions we believe to be reasonable under the circumstances. Assumptions and estimates used in preparing our financial statements include, but are not limited to, those related to going concern assessment, share-based compensation, income taxes, accrued and contingent liabilities. Actual results could differ from these estimates and could have a material adverse effect on our operating results.

c) Foreign Currency Translation

   Assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Transactions denominated in foreign currencies are translated into U.S. dollar amounts on the date of those transactions. Adjustments arising from foreign currency transactions are reflected in the statement of loss and comprehensive loss.

d) Revenue Recognition

   The Company records revenue when evidence exists that all of the following criteria are met:
   - the significant risks and rewards of ownership of the product have been transferred to the buyer;
   - neither continuing managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold, has been retained;
   - the amount of revenue can be reliably measured;
   - it is probable that the economic benefits associated with the sale will flow to the Company; and
   - the costs incurred or to be incurred in respect of the sale can be reliably measured.

   During the period from June 21, 2023 (date of incorporation) to March 31, 2024, no revenue was generated.

e) Cash and Cash Equivalents

   Cash and cash equivalents include deposits with banks and lawyer's trust account. The Company's cash and cash equivalents balance as at period ended March 31, 2024 is exposed to credit risk, which is the risk of loss associated with a counterparty's inability to fulfill its payment obligations. Management believes credit risk with respect to its cash balance is minimal and the risk is mitigated by maintaining the cash in bank accounts at financial institutions that exceed the federally insured limits.

8

McQueen Lab Inc.
Notes to the Financial Statements
For the Period from June 21, 2023 (Incorporation) to March 31, 2024
(expressed in United States dollars)

f) Financial Assets and Financial Liabilities

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial assets and liabilities are offset, and the net amount is reported in the statements of financial position, when there is an unconditional and legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

g) Leases

We elected to apply the short-term lease measurement and recognition practical expedient to our leases where applicable, thus leases with an initial term of 12 months or less are not recorded on the balance sheet; we recognize lease expense for these leases on a straight-line basis over the lease term. Operating lease right-of-use assets and operating lease liabilities are recognized at the present value of the future lease payments at the lease commencement date for each lease. The interest rate used to determine the present value of the future lease payments is our incremental borrowing rate because the interest rate implicit in most of our leases is not readily determinable. Our incremental borrowing rate is estimated to approximate the interest rate that we would pay to borrow on a collateralized basis with similar terms and payments as the lease. Operating lease right-of-use assets also include any prepaid lease payments and lease incentives. Our lease agreements generally contain lease and non-lease components. Non-lease components, which primarily include payments for maintenance and utilities, are combined with lease payments and accounted for as a single lease component. We include the fixed non-lease components in the determination of the right-of-use assets and operating lease liabilities. We record the amortization of the right-of-use asset and the accretion of lease liability as rent expense and is included in general and administration expense in the statement of loss and comprehensive loss.

h) Property, plant and equipment ("PPE")

PPE is carried at cost, less accumulated depreciation, and accumulated impairment losses.

The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Repairs and maintenance costs are charged to the statement of loss and comprehensive loss during the period in which they are incurred. Depreciation is recognized on a straight-line basis based on the cost of an item of PPE, less its estimated residual value, over its estimated useful life at the following rates:

Detail	Years
Computer equipment	3
Fixture and furniture	7
Leasehold improvements	Short of estimated useful life of lease term

An asset's residual value, useful life and depreciation method are reviewed, and adjusted if appropriate, on an annual basis.

An item of PPE is de-recognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in the statements of loss and comprehensive loss.

McQueen Lab Inc.
Notes to the Financial Statements
For the Period from June 21, 2023 (Incorporation) to March 31, 2024
(expressed in United States dollars)

i) Long-lived Assets including Acquired Intangible Assets

Internally developed software is capitalized when preliminary development efforts are successfully completed and it is probable that the project will be completed and the software will be used as intended. Capitalized costs consist of share-based compensation, salaries, and payroll related costs for employees, and fees paid to third-party consultants who are directly involved in development efforts. Capitalized costs are amortized over the estimated useful life of the software on a straight-line basis. Software development costs are expensed as they are incurred during the preliminary project stage. Intangible assets with finite lives are generally amortized using the straight-line method over their estimated economic useful lives, ranging from one to fifteen years.

j) Share-based Compensation

The Company accounts for share-based compensation in accordance with ASC 718. The Company recognizes compensation cost for equity classified awards based on the grant-date fair value of the award. The compensation cost is recognized over the period during which an employee is required to provide service (usually the vesting period) in exchange for the stock-based award.

Stock options are valued using the Black-Scholes option pricing model, while the Company measures the grant-date fair value of restricted stock units ("RSUs") using the Company's share price on the date of grant. Stock-based awards may have performance, market and/or service conditions. For employee stock options and awards with market conditions, the Company uses pricing models. Compensation cost for awards containing performance conditions is recognized if it is probable that the conditions will be achieved. The probability of achievement is assessed on a quarterly basis. Compensation cost is recorded by the Company on a straight-line basis over the requisite service period for each separate vesting portion of the award as if the award is, in-substance, multiple awards and is adjusted for actual forfeitures as they occur.

k) Income Taxes

Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using currently enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred income tax assets and liabilities is recognized on the statements of operations in the period that includes the enactment date.

Management periodically assesses the recoverability of its deferred income tax assets based upon expected future earnings, taxable income in prior carryback years, future deductibility of the asset, changes in applicable tax laws and other factors. If management determines that it is not more likely than not that the deferred tax asset will be fully recoverable in the future, a valuation allowance will be established for the difference between the asset balance and the amount expected to be recoverable in the future. This allowance will result in additional income tax expense. Further, the Company records its income taxes receivable and payable based upon its estimated income tax position.

l) Loss Per Share

Basic loss per share is calculated by dividing net income applicable to common stockholders by the weighted average number of shares outstanding during the period. Diluted loss per share includes the determinants of basic loss per share and common stock equivalents outstanding during the period. Diluted loss per share is computed using the treasury stock method.

McQueen Lab Inc.
Notes to the Financial Statements
For the Period from June 21, 2023 (Incorporation) to March 31, 2024
(expressed in United States dollars)

m) Fair Value Measurements

The Company uses a fair value hierarchy that prioritizes inputs to valuation approaches used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. Assets and liabilities measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1 Inputs: unadjusted quoted prices in active markets for identical assets or liabilities

Level 2 Inputs: quoted prices for similar assets and liabilities in an active market, quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly

Level 3 Inputs: unobservable inputs that are significant to the fair value of the assets or liabilities

n) Accounting Developments

Segment Reporting
In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, *Improvements to Reportable Segment Disclosures* ("ASU 2023-07"), which requires incremental disclosures about reportable segments but does not change the definition of a segment or the guidance for determining reportable segments. The new guidance requires disclosure of significant segment expenses that are (1) regularly provided to (or easily computed from information regularly provided to) the chief operating decision maker ("CODM") and (2) included in the reported measure of segment profit or loss. The new standard also requires companies to disclose the title and position of the individual (or the name of the committee) identified as the CODM, allows companies to disclose multiple measures of segment profit or loss if those measures are used to assess performance and allocate resources, and is applicable to companies with a single reportable segment. The requirements are effective for annual reporting periods beginning on January 1, 2024, and are required to be applied retrospectively. Early adoption is permitted. The Company does not expect the additional disclosure requirements under ASU 2023-07 to have a material impact on the financial statements.

Income Tax Disclosure Requirements
In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures ("ASU 2023-09"), which enhances interim and annual income tax disclosures. The two primary enhancements disaggregate existing income tax disclosures related to the effective tax rate reconciliation and income taxes paid. The additional disclosure requirements under ASU 2023-09 are required to be applied prospectively and are effective for the Company on January 1, 2025. The Company does not expect the additional disclosure requirements under ASU 2023-09 to have a material impact on the financial statements.

3. **Intangible Assets under Development**

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
As at March 31, 2024			
Finite-lived intangible assets:			
Technology-related	$ 85,000	$ -	$ 85,000
Total finite-lived intangible assets	85,000	-	85,000
Total intangible assets	$ 85,000	$ -	$ 85,000

No amortization related to intangible assets was charged for the period from June 21, 2023 (Incorporation) to March 31, 2024 as the intangible assets are still in the application development stage.

McQueen Lab Inc.
Notes to the Financial Statements
For the Period from June 21, 2023 (Incorporation) to March 31, 2024
(expressed in United States dollars)

Estimated amortization expense for finite-lived intangible assets for each of the five succeeding years is as follows:

Year	Amount
2024	$ 8,500
2025	17,000
2026	17,000
2027	17,000
2028	17,000

4. **Stock-Based Compensation**

The components of stock-based compensation expense are as follows:

For the period ended	March 31, 2024 ($)
Stock-based compensation:	
Stock options	1,365
Warrants	24,772
PSUs	6,774
Vesting shares	239,546
Total stock-based compensation	272,457

Stock Options

Stock option activity and ending balance for the period ended March 31, 2024 is summarized below:

Outstanding at	Number of options #	Weighted average exercise price ($)
June 31, 2023 (date of incorporation)	-	-
Granted	75,000	0.27
March 31, 2024	**75,000**	**0.27**

Exercise price ($)	Number of options outstanding #	Number of options exercisable #	Weighted average remaining life (years)
0.27	75,000	-	2.88

At March 31, 2024, total unrecognized stock-based compensation expense related to unvested stock options was $11,559. The unrecognized compensation cost is expected to be recognized over the remaining weighted average period of 1.38 years.

During the period from June 2, 2023 (date of incorporation) to March 31, 2024, the Company granted stock options to a consultant of the Company to purchase 75,000 shares of the Company's common stock. These options shall vest in two tranches of 50% and 50% in February 2025 and 2026, respectively and shall expire in February 2027. The options have an exercise price of $0.27 which was the price of the shares on the grant date. The grant-date fair value of the options was $12,924 and was estimated using a Black-Scholes option pricing model with the following assumptions: (i) Expected dividend yield of 0%; (ii) the expected volatility of 100%; (iii) risk-free interest rate of 4.36%; (iv) share price of $0.27; and (v) expected term of 3 years.

McQueen Lab Inc.
Notes to the Financial Statements
For the Period from June 21, 2023 (Incorporation) to March 31, 2024
(expressed in United States dollars)

Warrants

Warrants activity and ending balance for the period ended March 31, 2024 is summarized below:

Outstanding at	Number of warrants #	Weighted average exercise price ($)
June 31, 2023 (date of incorporation)	-	-
Granted	1,500,000	0.27
March 31, 2024	**1,500,000**	**0.27**

Exercise price ($)	Number of warrants outstanding #	Number of warrants exercisable #	Weighted average remaining life (years)
0.27	1,500,000	-	4.89

At March 31, 2024, total unrecognized stock-based compensation expense related to unvested warrants was $282,672. The unrecognized compensation cost is expected to be recognized over the remaining weighted average period of 1.89 years.

During the period from June 2, 2023 (date of incorporation) to March 31, 2024, the Company granted warrants to officers of the Company to purchase an aggregate of 1,500,000 common stock of the Company. These warrants shall vest annually in installments equal to one third of the total number of warrants over the first three years of services and shall expire in 5 years. The warrants have an exercise price of $0.27 which was the price of the shares on the grant date. The grant-date fair value of the options was $307,445 and was estimated using a Black-Scholes option pricing model with the following assumptions: (i) Expected dividend yield of 0%; (ii) the expected volatility of 100%; (iii) risk-free interest rate of 3.52% to 3.60%; (iv) share price of $0.27; and (v) expected term of 5 years.

Performance Share Units ("PSUs")

PSUs activities and ending balance for the period ended March 31, 2024 is summarized below:

Outstanding at	Number of PSUs #	Weighted average granted date fair value ($)
June 2, 2023 (date of incorporation)	-	-
Granted	2,500,000	0.27
March 31, 2024	**2,500,000**	**0.27**

Performance-based PSU

During the period from June 2, 2023 (date of incorporation) to March 31, 2024, the Company granted 1,666,666 performance-based PSUs to an officer of the Company under which vesting is conditioned upon the achievement of certain financing and market condition milestones.

The Company values performance-based PSUs at their grant-date fair value as measured by the Company's share price. The total grant-date fair value of performance-based PSU granted to employees during the period ended March 31, 2024 was $450,000.

13

McQueen Lab Inc.
Notes to the Financial Statements
For the Period from June 21, 2023 (Incorporation) to March 31, 2024
(expressed in United States dollars)

As at March 31, 2024, none of the performance-based PSUs had vested due to non-achievement of milestone targets.

At March 31, 2024, total unrecognized stock-based compensation expense related to unvested performance-based PSUs was $450,000.

Time-based PSU

During the period from June 2, 2023 (date of incorporation) to March 31, 2024, the Company granted 833,334 time-based PSUs to an officer of the Company which shall vest in 30 months from the grant date. The awards are forfeited if the grantee resigns before the vesting date.

The Company values time-based PSUs at their grant-date fair value as measured by the Company's share price. The total grant-date fair value of performance-based PSU granted to employees during the period ended March 31, 2024 was $225,000.

At March 31, 2024, total unrecognized stock-based compensation expense related to unvested time-based PSU was $218,226. The unrecognized compensation cost is expected to be recognized over the remaining weighted average period of 2.43 years.

Performance-Based RSUs ("RSUs")

RSUs activities and ending balance for the period ended March 31, 2024 is summarized below:

Outstanding at	Number of RSUs #	Weighted average granted date fair value ($)
June 2, 2023 (date of incorporation)	-	-
Granted	1,500,000	0.27
March 31, 2024	**1,500,000**	**0.27**

The Company values performance-based RSUs at their grant-date fair value as measured by the Company's share price. The total grant-date fair value of performance-based RSU granted to employees during the period ended March 31, 2024 was $405,000.

At March 31, 2024, total unrecognized stock-based compensation expense related to unvested RSUs was $405,000.

During the period from June 2, 2023 (date of incorporation) to March 31, 2024, the Company granted RSUs to officers of the Company under which vesting is conditioned upon the achievement of certain asset milestones by specific milestone dates. As at March 31, 2024, none of the performance-based RSUs had vested due to non-achievement of milestone targets.

McQueen Lab Inc.
Notes to the Financial Statements
For the Period from June 21, 2023 (Incorporation) to March 31, 2024
(expressed in United States dollars)

Vesting Shares

Vesting shares activities and ending balance for the period ended March 31, 2024 is summarized below:

Outstanding at	Number of Vesting Shares #	Weighted average granted date fair value ($)
June 2, 2023 (date of incorporation)	-	-
Granted	4,465,000	0.27
Vested	(26,875)	(0.27)
March 31, 2024	**4,438,125**	**0.27**

The Company values vesting shares at their grant-date fair value as measured by the Company's share price. The total grant-date fair value of vesting shares granted to employees during the period ended March 31, 2024 was $1,205,550. The vesting shares granted are subject to graded vesting over two years. Compensation expense is recognized over the vesting term of each separately vesting portion.

As of March 31, 2024, there was $966,004 of total unrecognized vesting shares compensation expense related to nonvested vesting shares, which is expected to be recognized over a weighted average period of 1.03 years. As of March 31, 2024, there were 26,875 vesting shares vested but not yet delivered as the Company's common stock.

5. **Loss Per Share**

The following table sets forth the computation of basic and diluted loss per share for the period from June 21, 2023 (incorporation) to March 31, 2024:

For the period ended	March 31, 2024 ($)
Basis and diluted loss per share	
Loss attributable to common stockholders	(665,004)
Basic weighted average common stocks outstanding	31,667,253
	(0.02)

For periods where the Company records a loss, the Company calculates diluted loss per share using the basic weighted average number of shares. If the diluted weighted average number of shares were used, the result would be a reduction in the loss, which would be anti-dilutive. Consequently, for the period ended March 31, 2024, the Company calculated loss per share using 31,667,253 common stocks. The effect of options, warrants, PSUs, RSUs, and vesting shares was anti-dilutive.

6. **Related Party Transactions**

The Company's related parties include management and all directors. Transactions with related parties include expenses paid on behalf of the Company, consulting fees and share based compensation.

As at March 31, 2024, amounts owing to directors and members of the management team of the Company, which were included within Accounts payable and accrued liabilities and other payables on the statement of financial position, amounted to $17,851 and $243,100, respectively. The total balance primarily represented: (i) expense reimbursements of $8,886 owing to a former director and the Head of Finance; (ii) consulting fees payable of $141,965, of which $133,000 is owed to a former director; and (iii) $110,100 owing to two directors for expenses paid to third-party vendors on behalf of the Company.

McQueen Lab Inc.
Notes to the Financial Statements
For the Period from June 21, 2023 (Incorporation) to March 31, 2024
(expressed in United States dollars)

7. **Capital Stock**

Preferred Stock

Pursuant to the Amended and Restated Certificate of Incorporation, the Company is authorized to issue up to 1,000,000 shares of preferred stock with par value of $0,00001 per share ("Preferred Stock"). On December 6, 2023, the Board of Director designated (i) one share of the Preferred Stock as Series A Preferred Stock, par value $0,00001 per share; (ii) one share of the Preferred Stock as Series B Preferred Stock, par value $0,00001 per share; and (iii) one share of the Preferred Stock as Series C Preferred Stock, par value $0,00001 per share. Each holder of Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock is entitled to designate one director to serve on the Board of Directors of the Company, respectively. As at March 31, 2024, all Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock were issued and outstanding.

Common Stock

Pursuant to the Amended and Restated Certificate of Incorporation, the Company is authorized to issue up to 100,000,000 of common stock of the Company with par value of $0.00001 per share. Each common stockholder is entitled to one vote.

Outstanding at		Number of common stocks #	Amount ($)
June 2, 2023 (date of incorporation)		-	-
Issuance of common stock at $0.00001	(a)	66,500,000	665
Issuance of common stock at $0.27	(b)	592,591	142,841
March 31, 2024		**67,092,591**	**143,506**

   (a) On November 17, 2023, the Company issued 66,500,000 founder shares at $0.00001 per share for gross proceeds of $665.

   (b) On March 4, 2024, the Company issued 592,591 common stocks at $0.27 per share for gross proceeds of $160,000. The Company incurred share issuance costs of $17,159 related to the completion of the private placement.

8. **Subsequent events**

In April 2024, the Company issued 2,361,106 common stocks of the Company at $0.27 per share for a gross proceed of $637,500. 555,555 common stocks were issued at $0.27 per share for an aggregate fair value of $150,000 to settle certain existing payables on the Company's statement of financial position as at March 31, 2024.

On May 10, 2024, the Company entered into a membership interest purchase agreement to acquire 100% of Mushman Collectibles and Investments LLC, a Nevada limited liability company, for an aggregate purchase price of $2,400,000 settled through the issuance of 8,888,889 common stocks of the Company at $0.27 per share.

On May 23, 2024, the Company issued 2,075,515 common stocks of the Company at $0.27 per share for gross proceed of $560,390.

On June 30, 2024, the Company issued 795,251 common stocks of the Company at $0.27 per share for gross proceeds of $214,718.

McQueen Lab Inc.
Notes to the Financial Statements
For the Period from June 21, 2023 (Incorporation) to March 31, 2024
(expressed in United States dollars)

On July 15, 2024, the Company entered into two consulting agreements for the provision of management consulting, business development and financial services to the Company. Each consultant shall receive 500,000 common stocks of the Company at an estimated fair value of $0.27 per share, for an aggregate fair value of $270,000.

The Company conducted a review for additional subsequent events and determined that no subsequent events had occurred that would require accrual or additional disclosures.